EXHIBIT 12.1

THE HERSHEY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Years Ended December 31, 2011, 2010, 2009, 2008 and 2007

(in thousands of dollars except for ratios)

(Unaudited)

	2011		2010		2009		2008		2007
Earnings:
Income from continuing operations before income taxes	$962,845	(a)	$808,864	(b)	$671,131	(c)	$492,022	(d)	$340,242	(e)
Add (Deduct):
Interest on indebtedness	94,780		97,704		91,336		99,678		121,066
Portion of rents representative of the interest factor (f)	7,734		7,472		8,294		9,372		8,147
Amortization of debt expense	1,149		1,139		970		922		756
Amortization of capitalized interest	1,835		1,478		1,354		1,637		2,392
Adjustment to exclude minority interest and income or loss from equity investees	(5,817)		(8,183)		(5,614)		(3,465)		(503)

Earnings as adjusted	$1,062,526		$908,474		$767,471		$600,166		$472,100

Fixed Charges:
Interest on indebtedness	$94,780		$97,704		$91,336		$99,678		$121,066
Portion of rents representative of the interest factor (f)	7,734		7,472		8,294		9,372		8,147
Amortization of debt expense	1,149		1,139		970		922		756
Capitalized interest	7,814		2,116		2,640		5,779		2,770

Total fixed charges	$111,477		$108,431		$103,240		$115,751		$132,739

Ratio of earnings to fixed charges	9.53		8.38		7.43		5.18		3.56

NOTES:

(a)	Includes total business realignment and impairment charges of $49.2 million and a gain on sale of trademark licensing rights of $17.0 million before tax.
(b)	Includes total business realignment and impairment charges of $98.6 million before tax.
(c)	Includes total business realignment and impairment charges of $99.1 million before tax.
(d)	Includes total business realignment and impairment charges of $180.7 million before tax.
(e)	Includes total business realignment and impairment charges of $412.6 million before tax.
(f)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.